UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Approval of Settlement Agreement respecting the Potash Prices for Farmers in Israel.

Item 1

Approval of Settlement Agreement respecting the Potash Prices for Farmers in Israel

Further to the Company’s immediate report dated September 22, 2014 (reference no. 2014-01-162435), and to Note 23 of the Company’s annual financial statements for 2015, the Company hereby reports that the Central District Court – Lod has approved the settlement agreement between in the motion for certification of a Class Action against the Company’s subsidiary Dead Sea Works Ltd. (“DSW”), respecting the potash prices in Israel. DSW entered into the settlement agreement with the plaintiff, a farmer that purchased and still purchases potash in Israel from DSW, seeking to represent a group whose members include purchasers of potash, or products containing potash, from January 1, 2007 and until the approval date of the settlement agreement (the "Past Period").

The main principles of the settlement agreement are as follows:

1.       The plaintiff group was defined as all direct consumers, indirect consumers, all farmers and all end-users who purchased potash or products containing potash, and excluding Haifa Chemicals Ltd., and those that purchased potash or products thereof from it and further downwards.

2.       Compensation for the past – DSW shall pay the plaintiff group a total amount of NIS 21 million (about $5.5 million) as compensation for the Past Period. The settlement amount shall be divided in a manner whereby direct and indirect consumers shall be jointly entitled to receive NIS 1.5 million (about $0.3 million), farmers shall be entitled to receive NIS 15 million (about $3.98 million), a fund in accordance with Section 27A of the Class Actions Law shall be paid unto NIS 4 million (about $1.06 million), as compensation for end-users, and the Ezer Mizion charity organization shall be entitled to a donation of NIS 500,000 (about $132,500).

3.       Future arrangement – as of the date on which the judgment validating the settlement agreement shall become decisive, and until the lapse of 7 years thereafter, the price of DSW potash “Ex-Works”, not including transportation and other expenses, shall not exceed the lowest of the following: (a) USD 400 per ton potash, or (b) the average of the three lowest prices at which DSW sold potash to its international clients in the quarter preceding the sale in Israel, adjusted to Ex-Works price (the “Protected Price”). The Protected Price shall apply to a quantity of 20,000 tons of potash per year, and beyond that DSW shall not be subject to any obligations relating to price. It was further agreed that for granulated potash DSW shall be entitled to charge up to USD 20 per ton potash in addition to the Protected Price. With respect to packaged potash, DSW shall be entitled to charge the Protected Price plus the average price charged from DSW’s clients abroad for packaging potash.

4.       The settlement constitutes res judicata vis-à-vis all members of the represented group as relates to the claims and causes of actions noted in the claim, as defined in the application for certification and as provided in the judgment.

5.       DSW shall pay the named plaintiff an award at the amount of NIS 100,000 (about $26,500) and fees to the class counsel at the amount of NIS 4.9 million (about $1.3 million) plus VAT, as specified in the judgment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: February 1, 2017